
August 9, 2021

Monty Wageman
Chief Financial Officer
iMedia Brands, Inc.
6740 Shady Oak Road
Eden Prairie, MN 55344-3433

> **Re: iMedia Brands, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 5, 2021**
> **File No. 333-258519**

Dear Mr. Wageman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacey Peikin at 202-551-6223 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services